July 20, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Joshua Samples

100 F Street, N.E.

Washington, D.C. 20549

Re:	Live Oak Bancshares, Inc.
Registration Statement on Form S-1
File No. 333-205126
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Live Oak Bancshares, Inc. that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-205126) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on July 22, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected between July 13, 2015 and the date hereof approximately the following distribution of the preliminary prospectus:

2,085 copies to institutions, prospectus underwriters and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.
KEEFE, BRUYETTE & WOODS, INC.
SUNTRUST ROBINSON HUMPHREY, INC.

SANDLER O’NEILL & PARTNERS, L.P.

By:	/s/ Robert Kleinert
Name:	Robert Kleinert
Title:	Managing Principal

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Victor Sack
Name:	Victor Sack
Title:	Managing Director — Co-Head of Capital Markets

SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ John M.H. Williams, II
Name:	John M.H. Williams, II
Title:	Managing Director